EXHIBIT 4-8

DESCRIPTION OF LEAFLY’S SECURITIES

The following description summarizes the material terms of the securities of Leafly Holdings, Inc. registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Common Stock and (2) Warrants to purchase Common Stock. This summary does not purport to be complete and is qualified by reference to the provisions of Leafly’s Second Amended and Restated Certificate of Incorporation (the “Charter”), Amended and Restated Bylaws (the “Bylaws”), Amended and Restated Registration Rights Agreement, dated February 4, 2022, by and among Leafly and certain stockholders of Leafly (the “Registration Rights Agreement”), and the Warrant Agreement, dated November 4, 2019, by and between Merida and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part, and to the applicable provisions of Delaware law.

On February 4, 2022 (the “Closing Date”), Merida consummated the previously announced business combination pursuant to the Agreement and Plan of Merger, dated as of August 9, 2021, by and among Merida Merger Corp. I (“Merida”), Merida Merger Sub, Inc. (“Merger Sub I”), Merida Merger Sub II, LLC (“Merger Sub II”), and, together with Merger Sub I, the “Merger Subs”), and Leafly Holdings, Inc. (“Legacy Leafly”) (as amended, the “Merger Agreement”), , whereby (a) Merger Sub I merged with and into Legacy Leafly (the “Initial Merger”), with Legacy Leafly being the surviving entity (the “Initial Surviving Company”) of the Initial Merger and Legacy Leafly’s shareholders receiving shares of common stock, par value $0.0001 per share, of Merida in exchange for their equity securities of Legacy Leafly, and (b) immediately following the Initial Merger and as part of the same overall transaction as the Initial Merger, the Initial Surviving Company merged with and into Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II being the surviving entity of the Final Merger (the “Final Surviving Company”). As a result of the Mergers, Legacy Leafly became a wholly owned subsidiary of Merida and was renamed Leafly, LLC, Merida was renamed Leafly Holdings, Inc. We sometimes refer to the Mergers and the other transactions contemplated by the Merger Agreement and the other agreements being entered into by Merida and Legacy Leafly in connection with the Mergers as the “Business Combination.”

Authorized and Outstanding Stock

Leafly’s authorized capital stock consists of:

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200,000,000 shares of Leafly Common Stock, $0.0001 par value per share; and
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5,000,000 shares of Leafly Preferred Stock, $0.0001 par value per share.

Reverse Stock Split

On July 12, 2023, during the Company’s 2023 Annual Meeting of Stockholders, Leafly’s stockholders approved a proposal for a reverse stock split (the “Reverse Stock Split”) as part of the Company’s plan to regain compliance with the Bid Price Requirement under Nasdaq listing rules. Effective September 12, 2023, the Company effected a one-for-twenty (1-for-20) Reverse Stock Split of its common stock. As a result of the Reverse Stock Split, Leafly issued 34,192 shares under the provisions of the Reverse Stock Split and no fractional shares were issued in connection with the Reverse Stock Split. All shares and share prices herein have been updated accordingly to reflect the impact of the Reverse Stock Split.

Voting Rights

Except as otherwise required by law or the Charter, the holders of Leafly Common Stock exclusively possess all stockholder voting power with respect to Leafly. Holders of Leafly Common Stock are entitled to one vote per share on each matter properly submitted to a vote of stockholders. The holders of Leafly Common Stock will at all times vote together as one class on all matters submitted to a vote of stockholders, unless otherwise required by Delaware law or the Charter. If Leafly has multiple classes of common stock in the future, then Delaware law could require holders of shares of a class of capital stock to vote separately as a single class in the following circumstances:

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if we were to seek to amend the Charter to increase or decrease the par value of a class of the capital stock, then that class would be required to vote separately to approve the proposed amendment; and
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if we were to seek to amend the Charter in a manner that alters or changes the powers, preferences, or special rights of a class of capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

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Election of Directors

The Charter provides for a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class are subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. The Charter does not provide for cumulative voting for the election of directors.

Dividend Rights

Subject to the rights, if any, of the holders of any outstanding series of the Leafly Preferred Stock, the holders of Leafly Common Stock are entitled to receive dividends and other distributions (payable in cash, property or capital stock of Leafly) when, as and if declared by the Leafly board of directors out of any assets or funds legally available and will share equally on a per share basis in such dividends and distributions.

No Preemptive or Similar Rights

Leafly Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Liquidation, Dissolution and Winding Up

Subject to the rights, if any, of the holders of any outstanding shares of Leafly Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of the debts and other liabilities of Leafly, the holders of Leafly Common Stock will be entitled to receive all the remaining assets of Leafly available for distribution to its stockholders, ratably in proportion to the number of shares of the Leafly Common Stock held by them.

Leafly Preferred Stock

The Leafly board of directors is authorized, subject to limitations prescribed by the law of the State of Delaware, to issue Leafly Preferred Stock from time to time in one or more series. The Leafly board of directors is authorized to establish the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Leafly board of directors is able, without stockholder approval, to issue Leafly Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Leafly Common Stock and could have anti-takeover effects. The ability of the Leafly board of directors to issue Leafly Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Leafly or the removal of existing management.

Warrants

Each whole Warrant entitles the registered holder to purchase 0.05 shares of Leafly Common Stock at a price of $230.00 per share, subject to adjustment as discussed below. The Warrants will expire on at 5:00 p.m., New York City time on the date that is five years after the Closing Date, or earlier upon redemption or liquidation. In addition to the Warrants, Merida sold private warrants to Merida Holdings, LLC and EarlyBirdCapital in connection with Merida’s initial public offering. The private warrants are identical to the Warrants except that the private warrants are exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by Leafly, in each case so long as they are still held by Merida Holdings, LLC, EarlyBirdCapital, or their permitted transferees.Leafly may call the Warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.20 per Warrant in the following circumstances:

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at any time after the Warrants become exercisable;
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upon not less than 30 days’ prior written notice of redemption to each Warrant holder after the Warrants become exercisable;
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if, and only if, the reported last sale price of the shares of Leafly Common Stock equals or exceeds $360.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third business day prior to the notice of redemption to Warrant holders; and
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if, and only if, there is a current registration statement in effect with respect to the shares of Leafly Common Stock underlying such Warrants.

If the foregoing conditions are satisfied and Leafly issues a notice of redemption, each Warrant holder can exercise his, her or its Warrant prior to the scheduled redemption date. On and after the redemption date, a record holder of a Warrant will have no further

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rights except to receive the redemption price for such holder’s Warrant upon surrender of such Warrant.

The redemption criteria for the Warrants have been established at a price which is intended to provide Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants. However, the price of the shares of Leafly Common Stock may fall below the $360.00 trigger price as well as the $230.00 Warrant exercise price after the redemption notice is issued.

If Leafly calls the Warrants for redemption as described above, Leafly’s management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Leafly Common Stock equal to the quotient obtained by dividing (a) the product of the number of shares of Leafly Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (b) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of Leafly Common Stock for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

The Warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as Warrant Agent, and Leafly. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, or to add or change any other provisions with respect to matters or questions arising under the Warrant Agreement as Leafly and the Warrant Agent may deem necessary or desirable and that they, relying on the advice of counsel, deem shall not adversely affect the interest of the registered holders. The Warrant Agreement requires the approval, by written consent or vote, of the holders of at least 50% of the then outstanding Warrants (including the private warrants) in order to make any change that adversely affects the interests of the registered holders. Notwithstanding the foregoing, Leafly may lower the exercise price of the Warrants or extend the duration of the exercise period without the consent of the registered holders.

The exercise price and number of shares of Leafly Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Warrants will not be adjusted for issuances of shares of Leafly Common Stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant Certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Leafly Common Stock and any voting rights until they exercise their Warrants and receive shares of Leafly Common Stock. After the issuance of shares of Leafly Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Leafly Common Stock issuable upon exercise of the Warrants and a current prospectus relating to such shares of Leafly Common Stock. Under the terms of the Warrant Agreement, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the Leafly Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so. If a registration statement covering the shares of Leafly Common Stock issuable upon exercise of the Warrants is not effective within 90 days of the Closing Date, Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.

Warrant holders may elect to be subject to a restriction on the exercise of their Warrants such that an electing Warrant holder would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of Leafly Common Stock outstanding.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of Leafly Common Stock to be issued to the Warrant holder.

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Anti-Takeover Provisions

Some provisions of Delaware law, the Charter, and the Bylaws contain provisions that could make the following transactions more difficult: an acquisition of Leafly by means of a tender offer; an acquisition of Leafly by means of a proxy contest or otherwise; or the removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Leafly’s best interests, including transactions that provide for payment of a premium over the market price for Leafly’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Leafly to first negotiate with the Leafly board of directors. We believe that the benefits of the increased protection of Leafly’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Leafly outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

Leafly is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
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the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
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at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions the Leafly board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of Leafly Common Stock held by stockholders.

Charter and Bylaws provisions

The Charter and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of Leafly’s management team, including the following:

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Board of Directors Vacancies. The Charter authorizes only the Leafly board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Leafly board of directors is permitted to be set only by a resolution adopted by a majority vote of the Leafly board of directors. These provisions prevent a stockholder from increasing the size of the board of directors of Leafly and then gaining control of the Leafly board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Leafly board of directors but promotes continuity of management.
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Classified Board. The Charter provides that the Leafly board of directors is divided into three classes of directors. The existence of a classified board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of Leafly as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
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Directors Removed Only for Cause. The Charter provides that stockholders may remove directors only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

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Supermajority Requirements for Amendments of The Charter and Bylaws. The Charter further provides that the affirmative vote of holders of at least two thirds of the voting power of the outstanding shares of capital stock will be required to amend certain provisions of the Charter, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, indemnification and limited liability, corporate opportunity and amendments. The affirmative vote of holders of at least a majority of the voting power of all outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class, will be required for the stockholders to adopt, amend, alter or repeal the Bylaws, although the Bylaws may be amended by a majority vote of the Leafly board of directors.
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Stockholder Action; Special Meetings of Stockholders. The Charter provides that, subject to the rights of the holders of any outstanding series of Leafly Preferred Stock and the requirements of applicable law, special meetings of stockholders, for any purpose or purposes, may be called only by the chairman of the Leafly board of directors, the chief executive officer or the Leafly board of directors pursuant to a resolution adopted by a majority of the Leafly board of directors, and specifically denies the ability of stockholders to call a special meeting. The Charter provides that the stockholders may not take action by written consent, but may only take action at a duly called annual or special meetings of stockholders. As a result, holders of capital stock are not able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Bylaws. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
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Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Leafly.
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No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Charter does not provide for cumulative voting.
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Issuance of Undesignated Leafly Preferred Stock. The Leafly board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated Leafly Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Leafly board of directors. The existence of authorized but unissued shares of Leafly Preferred Stock will enable the Leafly board of directors to render more difficult or to discourage an attempt to obtain control of Leafly by means of a merger, tender offer, proxy contest, or other means.
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Choice of Forum. The Bylaws provide that unless Leafly consents in writing to the selection of an alternative forum, the Court of Chancery will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring: (a) any derivative action or proceeding brought on behalf of Leafly; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Leafly or Leafly’s stockholders; (c) any action asserting a claim against Leafly, its directors, officers or employees arising pursuant to any provision of the DGCL, the Charter or the Bylaws; or (d) any action asserting a claim against Leafly, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of “(a)” through “(d)” above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Unless Leafly consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States against Leafly, its officers, directors, employees and/or underwriters. This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Bylaws. This may require significant

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additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Registration Rights

At the closing of the Business Combination, the Company entered into the Registration Rights Agreement, attached as an exhibit to this Annual Report on Form 10-K, with the registration rights holders. Pursuant to the terms of the Registration Rights Agreement, (a) any (i) outstanding share of Leafly Common Stock or any private warrants, and (ii) shares of Leafly Common Stock issued as Earnout Shares to shareholders of Legacy Leafly that received shares of Leafly Common Stock in the Business Combination or issuable as Earnout Shares pursuant to the Earnout Plan and (b) any other equity security of Leafly issued or issuable with respect to any such share of Leafly Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise, are entitled to registration rights.The Registration Rights Agreement provides that Leafly will, as soon as reasonably practicable, but in any event within 30 days after the consummation of the transactions contemplated by the Merger Agreement, subject to extensions as set forth in the Registration Rights Agreement, file with the SEC a shelf registration statement registering the resale of the registration rights holders shares and will use its commercially reasonable best efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline, subject to extensions as set forth in the Registration Rights Agreement. Merida Holdings, LLC, EarlyBirdCapital, and their transferees may demand not more than three demand registrations or shelf underwritten offerings in the aggregate and not more than two demand registrations in any twelve-month period, and the shareholders of Legacy Leafly that received shares of Leafly Common Stock in the Business Combination may demand not more than six demand registrations or shelf underwritten offerings in the aggregate and not more than two demand registrations in any twelve-month period, and Leafly will not be obligated to participate in more than four demand registrations or shelf underwritten offerings, in any twelve-month period. Leafly will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

Limitation of Liability and Indemnification

The Charter and the Bylaws provide that Leafly will indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits the Charter from limiting the liability of Leafly’s directors for the following:

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any breach of the director’s duty of loyalty to Leafly or to its stockholders;
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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
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unlawful payment of dividends or unlawful stock repurchases or redemptions; and
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any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of Leafly’s directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Under the Bylaws, Leafly can purchase insurance, at its expense, to protect itself and/or any director, officer, employee or agent against any expense, liability or loss, whether or not Leafly would have the power to indemnify such person against expense, liability or loss under Delaware law. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The limitation of liability and indemnification provisions that are in the Charter and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit Leafly and its stockholders. Moreover, a stockholder’s investment may be harmed to the extent Leafly pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Market

Effective January 17, 2025, Leafly common stock, par value $0.0001 per share, and warrants to purchase shares of Leafly common stock are currently traded on the OTC Pink Sheet Open Market and, since April 22, 2023, on the Capital Market. From February 4, 2022 until April 21, 2023, Leafly common stock and warrants were traded on the Nasdaq Global Market, under the symbols LFLY and LFLYW, respectively. From November 7, 2019 until February 3, 2022, Leafly common stock and warrants traded on the Nasdaq Global Market under the trading symbols “MCMJ” and “MCMJW,” respectively.

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Transfer Agent and Registrar; Warrant Agent

The transfer agent and registrar for Leafly’s Common Stock, and the warrant agent for the Warrants is Continental Stock Transfer & Trust Company.